U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 4


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person
          Southwest Royalties, Inc.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund VII-A, L.P.

3.   IRS or Social Security Number of Reporting Person
          75-1917432

4.   Statement for Month/Year
          August 1998

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of the issuer.

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                                 TABLE I

1.   Title of Security
          Limited partnership interest

                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
08-04-98    P     20.00       A       $60.56  1,532.00      I           *
08-14-98    P      4.00       A       $60.60  1,536.00      I           *
08-21-98    P     20.00       A       $60.56  1,556.00      I           *
08-14-98    P      4.00       A       $60.60  1,560.00      I           *
08-14-98    P     10.00       A       $60.56  1,570.00      I           *
08-07-98    P     50.00       A       $60.56  1,620.00      I           *
08-21-98    P     20.00       A       $60.56  1,640.00      I           *
08-14-98    P     10.00       A       $60.56  1,650.00      I           *
08-18-98    P     20.00       A       $60.56  1,670.00      I           *
08-28-98    P      4.00       A       $60.56  1,674.00      I           *
08-14-98    P     11.00       A       $60.56  1,685.00      I           *
08-11-98    P     10.00       A       $60.56  1,695.00      I           *
08-18-98    P      4.00       A       $60.56  1,699.00      I           *
08-11-98    P     10.00       A       $60.56  1,709.00      I           *
08-11-98    P     20.00       A       $60.56  1,729.00      I           *
08-14-98    P     20.00       A       $60.56  1,749.00      I           *
08-07-98    P      2.00       A       $60.56  1,751.00      I           *
08-07-98    P     20.00       A       $60.56  1,771.00      I           *
08-11-98    P     10.00       A       $60.56  1,781.00      I           *
08-28-98    P      6.00       A       $60.56  1,787.00      I           *
08-28-98    P     30.00       A       $60.56  1,817.00      I           *
08-14-98    P     40.00       A       $60.56  1,857.00      I           *
08-07-98    P     10.00       A       $60.56  1,867.00      I           *
08-28-98    P      5.00       A       $60.56  1,872.00      I           *
08-04-98    P     10.00       A       $60.56  1,882.00      I           *


*    Southwest Royalties, Inc. as Managing General Partner, of the issuer.


Date: September 9, 1998                   /s/ Bill E. Coggin
                                          ---------------------------------
-
                                         Signed   on  behalf  of  Southwest
                                         Royalties,   Inc.   the   Managing
                                         General  Partner of the issuer  by
                                         Bill   E.  Coggin,  Vice-President
                                         and CFO.

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